# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHARLES & COLVARD LTD, CIK 0001015155
CUSIP: 159765205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, MORRISVILLE, North Carolina (NC), 27560
Date of event which requires filing of this statement: 08/25/2025
Amends the filing with accession number 0001376474-25-000764
Filed by CIK 0002079212
Persons authorized to receive notices and communications: Duc Pham, 3286 VIN SANTO LN, SAN JOSE, California (CA), 95148, 4088767071

## Reporting persons
- Pham Duc Hoang (CIK 0002079212): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 299,900; sole dispositive power 155,900; aggregate amount beneficially owned 299,900 (9.6% of the class)
  Comment: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed by Duc Pham (the "Reporting Person") with the U.S. Securities and Exchange Commission on August 22, 2025 (the "Original Schedule 13D," SEC Accession No. 0001376474-25-000764) with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Charles & Colvard, Ltd. (the "Issuer"). Capitalized terms used and not defined herein have the meanings set forth in the Original Schedule 13D. Except as specifically amended hereby, the Original Schedule 13D remains in full force and effect.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CHARLES & COLVARD LTD
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, MORRISVILLE, North Carolina (NC), 27560

## Item 2. Identity and Background
Name of person filing: Duc Pham
Residence or business address:
3286 Vin Santo Ln
San Jose, CA 95148
Present principal occupation or employment:
Present Principal Occupation/Employment: Senior Engineer, Apple Inc. (consumer electronics and software).
Employer Address: Apple Inc., One Apple Park Way, Cupertino, CA 95014
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was not and is not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was not and is not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No change. The Reporting Person has not used any additional funds to acquire securities since the filing of the Original Schedule 13D. The $10,000 consideration related to the Proxy Voting Agreement is described in Item 6 and did not involve the purchase of securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 25, 2025 the Reporting Person delivered a written advance notice nomination to the issuer corporate secretary by FedEx and UPS pursuant to the issuer bylaws and Rule 14a-19 under the Securities Exchange Act of 1934. The nomination is for election of the Reporting Person to the board of directors at the 2025 annual meeting scheduled for October 13, 2025. The Reporting Person intends to solicit proxies from holders representing at least 67 percent of the voting power entitled to vote in the election of directors and to furnish a universal proxy card in accordance with Rule 14a-19. The Reporting Person intends to comply with Rule 14a-19 including any required notices of changes and the certification in Rule 14a-19(f).
The Reporting Person may file preliminary or definitive proxy statements and additional soliciting materials and may communicate with shareholders and other market participants regarding the issuer, board composition, governance, strategy, and performance. The Reporting Person may evaluate additional plans or proposals with respect to the matters listed in Items 4(a) through 4(j) of Schedule 13D and reserves the right to take actions described in those items subject to applicable law.
Except as described above, the information regarding plans or proposals in the Original Schedule 13D is unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As previously reported in the Original Schedule 13D, the Reporting Person beneficially owns approximately 4.99 percent of the outstanding Common Stock. There is no change to the amount or percentage beneficially owned.
Number of shares as to which each person has sole or shared power to vote or dispose: No change to the Reporting Person voting or dispositive power from the Original Schedule 13D. As described in Item 6, the Reporting Person has meeting limited voting power with respect to 144,000 shares held by Don Pham under a proxy that applies only to the 2025 annual meeting, and has no dispositive power or economic power over those shares.
Transactions in the class effected during the past sixty days: Since the filing of the Original Schedule 13D on August 22, 2025, the Reporting Person has not effected any transactions in the Common Stock. During the 60 days prior to this filing, there were no transactions by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On August 20, 2025, Don Pham and the Reporting Person entered into an irrevocable proxy voting agreement. Under this agreement, Don Pham granted the Reporting Person voting power only with respect to 144,000 shares of Common Stock for the 2025 annual meeting of shareholders. The proxy is meeting limited and does not grant the Reporting Person dispositive power or any economic rights in those shares. Don Pham retains full beneficial and dispositive ownership of the shares. The Reporting Person paid consideration of 10,000 dollars for the proxy.

Other than the proxy described above, the Reporting Person has no contracts, arrangements, understandings, or relationships with any person with respect to any of the issuer securities, including but not limited to options, swaps, short positions, borrowed or loaned shares, pledges, or performance based fees.

The proxy agreement is Exhibit 99.1 to the Original Schedule 13D filed on August 22, 2025, and is incorporated by reference into this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.2 - Board Nomination Notice to Corporate Secretary dated August 25, 2025 (filed herewith).
Exhibit 99.1 - Irrevocable Proxy Voting Agreement dated August 20, 2025 (incorporated by reference to Exhibit 99.1 to Schedule 13D filed August 22, 2025, SEC Accession No. 0001376474-25-000764).
No joint filing agreement applies.

## Signatures
- Pham Duc Hoang: Duc Pham, Individual (08/27/2025)